



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010
WASH, D.C.
193
SECTION

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

**Kimberly-Clark Corporation Incentive Investment Plan**

**Kimberly-Clark Corporation Retirement Contribution Plan**

**401 North Lake Street**
**Neenah, Wisconsin 54956**

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

**Kimberly-Clark Corporation**
**P. O. Box 619100**
**Dallas, Texas 75261-9100**

## 1. Financial Statements and Schedules

The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

## 2. Kimberly-Clark Corporation Incentive Investment Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan is set forth in the financial statements filed as Exhibit 99.1.

## 3. Kimberly-Clark Corporation Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in the financial statements filed as Exhibit 99.2.

## 4. Exhibits

| No. | Description |
| --- | --- |
| 23 | Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 24, 2010 |
| 99.1 | Kimberly-Clark Corporation Incentive Investment Plan Financial Statements as of December 31, 2009 and 2008, and for the Years Then Ended |
| 99.2 | Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements as of December 31, 2009 and 2008, and for the Years Then Ended |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN

Date: June 24, 2010

By: Kimberly-Clark Corporation
Plan Administrator

By: 
Wesley E. Wada
Vice President, Compensation, Benefits and Health Services

EXHIBIT INDEX

| Exhibit | Description |
|---|---|
| 23 | Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 24, 2010 |
| 99.1 | Kimberly-Clark Corporation Incentive Investment Plan Financial Statements as of December 31, 2009 and 2008, and for the Years Then Ended |
| 99.2 | Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements as of December 31, 2009 and 2008, and for the Years Then Ended |

EXHIBIT 23

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-104099 and 333-155380 of Kimberly-Clark Corporation on Form S-8 of our reports relating to the financial statements of Kimberly Clark-Corporation Incentive Investment Plan and Kimberly Clark-Corporation Retirement Contribution Plan dated June 24, 2010, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

Dallas, Texas
June 24, 2010

---

# KIMBERLY-CLARK CORPORATION
# INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2009 and 2008,
and for the Years Then Ended,
Supplemental Schedule as of December 31, 2009
and Report of Independent Registered Public Accounting Firm

---

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS



NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

# Deloitte.

**Deloitte & Touche LLP**
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2010

Member of
**Deloitte Touche Tohmatsu**

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| Assets | | |
| Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust | $ 2,217,330,272 | $ 1,688,537,105 |
| Participant loans | 18,910,882 | 18,094,283 |
| Contributions Receivable: | | |
| Employee contributions | 4,901,181 | 3,965,655 |
| Employer matching contributions | 1,606,797 | 1,291,971 |
| Participant loan interest | 19,597 | 26,821 |
| Total Assets | 2,242,768,729 | 1,711,915,835 |
| Net Assets Available for Benefits, at fair value | 2,242,768,729 | 1,711,915,835 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | 5,538,067 | 19,164,167 |
| Net Assets Available for Benefits | $ 2,248,306,796 | $ 1,731,080,002 |

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| Additions to Net Assets Available for Benefits | | |
| Investment income (loss): | | |
| Net increase (decrease) in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust | $ 287,453,715 | $ (465,234,017) |
| Interest on participant notes receivable | 958,818 | 1,157,043 |
| Net Investment Income (Loss) | 288,412,533 | (464,076,974) |
| Contributions: | | |
| Employee contributions | 87,291,843 | 93,362,804 |
| Employer matching contributions | 28,004,267 | 28,749,754 |
| Forfeitures used to reduce employer contributions | (690,647) | (461,184) |
| Total Contributions | 114,605,463 | 121,651,374 |
| Total Additions | 403,017,996 | (342,425,600) |
| Deductions from Net Assets Available for Benefits | | |
| Distributions of employee account balances | 251,397,887 | 171,503,653 |
| Total Deductions | 251,397,887 | 171,503,653 |
| Net increase (decrease) prior to interfund transfer | 151,620,109 | (513,929,253) |
| Interfund transfers: | | |
| Transfer from Kimberly-Clark Corporation Retirement Contribution Plan | 365,606,685 | - |
| Net Increase (Decrease) | 517,226,794 | (513,929,253) |
| Net Assets Available for Benefits | | |
| Beginning of Year | 1,731,080,002 | 2,245,009,255 |
| End of Year | $ 2,248,306,796 | $ 1,731,080,002 |

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Until December 31, 2009 (Date of Merger), the Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. As of the end of the day on December 31, 2009, the RCP was merged into the IIP to form a single plan. A resolution by Kimberly-Clark Corporation dated April 17, 2009 established the merger effective date to be December 31, 2009. Prior to the merger the assets of both plans were commingled in the Trust and separate records were kept for the Plans for the purpose of allocating net income or loss of the investments to the participating Plans based on the account balances of the respective Plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's assets. Trustee fees and administrative expenses are paid by the Trust.

**Use of Estimates** - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

**Investment Valuation and Income Recognition** - All investments are stated at fair value. The fair value of Kimberly-Clark Corporation (the "Corporation" or "K-C") common stock held by the Trust is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account ("SDBA").

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

**New Accounting Standards Adopted** - The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

**Accounting Standards Codification** - The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants ("AICPA), the Emerging Issues Task Force ("EITF") and other related literature. The FASB also issues Accounting Standards Updates ("ASU"). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

**Subsequent Events** - In February 2010, FASB issued ASU 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-9"). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. This change alleviates potential conflicts between Subtopic 855-10 and the Securities and Exchange Commission's requirements. ASU 2010-9 is effective for periods ending after June 15, 2010. The Plan does not expect the adoption of ASU 2010-9 to have a material impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits. See Note 9 for disclosure of subsequent events.

**Updates to Fair Value Measurements and Disclosures** - In 2009, FASB Staff Position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall.* ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value ("NAV"). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU 2009-12 on a prospective basis for the year ended December 31, 2009. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

**New Accounting Standards to Be Adopted** - In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* ("ASU 2010-06"), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2 measurements, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a material impact on the financial statements.

**Distributions of Employee Account Balances** - Distributions are recorded when paid.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, IIP became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salary and hourly employees of Kimberly-Clark Corporation and its participating U. S. subsidiaries (collectively, the "Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

**Contributions**

An eligible employee who is considered non-highly compensated may elect to make contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld ("401(k) contributions") and after-tax contributions in any combination up to 75% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose prior year annual compensation was $105,000 or less. An eligible employee who is considered highly compensated may elect to make 401(k) contributions and after-tax contributions in any combination up to 12%, if below the age of 50, or up to 15%, if age 50 or older, (in whole percentages) of base salary. 401(k) contributions and after-tax contributions in any combination up to 5% of base salary are eligible for employer matching contributions.

Employer matching contributions are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $0.75 for each dollar contributed by the employee on the first 2% of base pay plus $0.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. All employer matching contributions are invested according to the participants' contribution investment elections. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (losses) on that amount can be reallocated to another investment fund within the IIP.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant. Specifically, there are limitations on 401(k), after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and after-tax contributions qualify for employer matching contributions as described above.

Employee contributions receivable as of December 31, 2009, presented on the Statement of Net Assets Available for Benefits of $4,901,181 includes pre-tax contributions receivable of $4,559,666 and after-tax contributions receivable of $341,515. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2009 of $87,291,843 includes pre-tax contributions of $82,123,986 and after-tax contributions of $5,167,857.

Employee contributions receivable as of December 31, 2008, presented on the Statement of Net Assets Available for Benefits of $3,965,655 includes pre-tax contributions receivable of $3,688,542 and after-tax contributions receivable of $277,113. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2008 of $93,362,804 includes pre-tax contributions of $86,471,056 and after-tax contributions of $6,891,748.

**Investment Elections**

All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark common stock, two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by BlackRock which include the Russell 1000 Value Fund K, Russell 2000 Index Fund K, Daily U.S. Debt Market Fund K, Daily Equity Index Fund T, Russell 1000 Growth Fund T, Daily EAFE Equity Index Fund K, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

**Vesting**

Participants are immediately vested in their before-tax, after-tax, and rollover contributions. Vesting in company match contributions occurs after three years of service.

**Withdrawals**

A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31, 1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any hardship withdrawal of 401(k) contributions and earnings thereon.

**Distributions**

Upon termination of a participant's employment and after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Trust.

A participant invested in the K-C Stock Fund earns dividends quarterly and has the option to reinvest the dividends earned into the fund or receive a distribution. Distributions payable for K-C Stock Fund dividends at December 31, 2009 and 2008 were $3,942,897 and $4,189,483, respectively.

**Loans**

A participant may borrow from their 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of their 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee of $50 is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or a primary residence loan, which must be repaid within a maximum of ten years. Loans are repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the 15th of the month prior to the first day of the month to which it applies.

**Voting of Company Stock**

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2009, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is 7,161,425 shares of the Corporation's common stock at a fair value of $456,254,387.

At December 31, 2008, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is 8,291,797 shares of the Corporation's common stock at a fair value of $437,309,374.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts.

5. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a favorable determination letter dated April 24, 2009. The IIP qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and the IIP is exempt from income tax under Section 501(a) of the Code.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

## 6. CHANGES IN THE PLAN

During the year ended December 31, 2009, the IIP was amended to (a) provide for recovery of overpayments; (b) provide that base earnings and total compensation shall include any military differential paid to the participant by the Employer; (c) allow for the waiver of required minimum distributions for the 2009 plan year; all effective January 1, 2009; (d) state that any hardship distribution is excludable from eligible rollover distributions effective December 18, 2006; (e) provide that if the aggregate value of the accounts of any terminated participant exceeds $5,000, an immediate distribution shall not be made without consent of the participant; if the aggregate value of the accounts exceed $1,000 but is not greater than $5,000, an immediate distribution will be made as directed or to a specified eligible retirement plan, and if the form of distribution is not selected, the distribution shall be made in cash to an IRA selected by the Committee, effective July 1, 2009; (f) provide that an eligible employee shall be deemed to have authorized a reduction in eligible employee's compensation equal to six percent of wages for the plan year to be contributed to before-tax contributions, effective October 14, 2009; (g) eliminate hardship withdrawals to pay expenses incurred as a result of adopting a child; and to make structural living additions to a primary residence or major structural repairs necessary to maintain the value of a primary residence, effective October 14, 2009; (h) discontinue all contributions to the IIP for future plan years for participants in non-collectively bargained arrangements (except Conway hourly union), and these contributions will be made to a newly formed plan (See Note 9).

During the year ended December 31, 2008, the IIP was amended to (a) add an automatic enrollment process for all newly hired employees' and add an automatic escalation default process that will increase the participants' contribution by 1% annually until the participant reaches a target contribution rate of 10%, effective July 3, 2008; (b) add $750 processing fee for reviewing and processing of qualified domestic relations orders outsourced and administered by Hewitt Associates effective, July 3, 2008; (c) provide that an "eligible rollover distribution" does not include any hardship distribution upon the participant, not just those hardship distributions subject to Code Section 401(k)(2)(B)(i)(IV), effective December 18, 2006.

## 7. MASTER TRUST

Until December 31, 2009, the IIP and RCP participated in the Trust. The IIP had a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP and previously, of the RCP. At December 31, 2009 and 2008, IIP's interest in the net assets of the Trust was 100% and approximately 86%, respectively.

At December 31, 2009 and 2008, net assets available for benefits of the Trust were as follows:

| | 2009 | 2008 |
|---|---|---|
| Investments at fair value: | | |
| Cash equivalents | $ 45,254,906 | $ 45,001,107 |
| Kimberly-Clark Corporation common stock | 456,428,252 | 437,309,374 |
| Collective funds | 1,611,125,883 | 1,428,335,908 |
| Self-directed brokerage account | 100,258,871 | 68,467,647 |
| Total Investments | 2,213,067,912 | 1,979,114,036 |
| Receivables | 4,262,350 | 5,437,036 |
| Payables | - | (7,763,968) |
| Net assets available for benefits at fair value | 2,217,330,262 | 1,967,787,104 |
| Adjustment from fair value to contract value for benefit-responsive investment contracts | 5,538,067 | 20,830,617 |
| Net assets available for benefits | $ 2,222,868,329 | $ 1,997,617,721 |

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

The Trust's investment income (loss) for the years ended December 31, 2009 and 2008 was as follows:

| | 2009 | 2008 |
|---|---|---|
| Investment Income (Loss): | | |
| Net appreciation (depreciation) in fair value of investments: | | |
| Kimberly-Clark Corporation common stock | $ 80,786,222 | $ (134,206,503) |
| Collective funds - BlackRock | 205,599,952 | (405,386,344) |
| Collective funds - Ameriprise | 10,178,346 | 17,498,208 |
| Self- Directed Brokerage Account | | |
| Bonds | 218,679 | (299,820) |
| Common Stock | 14,815,718 | (28,446,394) |
| Preferred Stock | 914,845 | (590,542) |
| Mutual Funds | 10,783,068 | (26,709,378) |
| Limited Partnerships | 245,832 | (260,325) |
| Participant Notes | - | (20,427) |
| Interest Income | 1,937,973 | 6,404,252 |
| Dividend Income - Other (SDBA) | 1,874,204 | 3,059,657 |
| Dividend Income - Kimberly-Clark Corporation stock | 18,672,767 | 19,601,598 |
| Net investment income (loss) | $ 346,027,606 | $ (549,356,018) |

The following table presents the Trust's fair value of investments as of December 31, 2009 and 2008. Investments that represent five percent or more of the Trust's net assets are separately identified.

| | 2009 | 2008 |
|---|---|---|
| Investments at Fair Value: | | |
| Cash Equivalents | $ 45,254,906 | $ 45,001,107 |
| Investments at fair value as determined by quoted market price: | | |
| K-C common stock | 456,428,252 | 437,309,374 |
| Investments at Fair Value: | | |
| Collective Funds- BlackRock: | | |
| Daily U. S. Debt Market Fund K | 118,963,551 | 109,452,291 |
| Daily Equity Index Fund T | 180,421,442 | 148,096,889 |
| Russell 1000 Growth Fund T | 138,284,440 | 90,285,372 |
| Daily EAFE Equity Index Fund K | 140,090,646 | 106,935,534 |
| Target Date 2025 Fund | 114,787,379 | 80,167,202 |
| Other | 387,970,716 | 286,263,600 |
| Collective Funds – Ameriprise: | | |
| Income Fund Z | 266,342,862 | 305,115,341 |
| U.S. Government Securities Fund Z | 132,046,044 | 161,954,475 |
| Stable Capital Fund Z | 107,449,710 | 126,149,055 |
| Other | 24,769,093 | 13,916,149 |
| Self-Directed Brokerage Account | 100,258,871 | 68,467,647 |
| | 1,711,384,754 | 1,496,803,555 |
| | $ 2,213,067,912 | $ 1,979,114,036 |

ASC 820 *Fair Value Measurements and Disclosures,* established a single authorative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with the update to ASC 820 (originally issued as FSP 157-4), the Plan expanded its disclosures to include the major categorization for debt and equity securities on the basis of the nature and risk of the investments.

The following table sets forth by level within the fair value hierarchy a summary of the Trust's investments measured at fair value on a recurring basis at December 31, 2009.

The Plan's participants' loans are classified as a level 2 investment in the fair value hierarchy in the amount of $18,910,882 and $18,094,283 as of December 31, 2009 and 2008, respectively.

| | Fair Value Measurements at December 31, 2009 | | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | 1 | 2 | 3 |
| **Cash Equivalents** | $ 45,254,906 | $ - | $ 45,254,906 | $ - |
| **Fixed Income** | 657,693,425 | 4,768,212 | 652,925,213 | - |
| Assets Held Directly: | 2,913,572 | - | 2,913,572 | - |
| US Government & Municipals | 455,175 | - | 455,175 | - |
| US Corporate Debt | 2,458,397 | - | 2,458,397 | - |
| US Securitized | - | - | - | - |
| International Bonds | - | - | - | - |
| Held through Units of Mutual & Pooled Funds: | 654,779,853 | 4,768,212 | 650,011,641 | - |
| US Government & Municipals | 1,049,201 | 1,049,201 | - | - |
| US Corporate Debt | 3,195,058 | 2,754,677 | 440,381 | - |
| International Bonds | 312,984 | 312,984 | - | - |
| Multi-Sector | 650,222,610 | 651,350 | 649,571,260 | - |
| **Equity** | 1,181,079,359 | 92,136,707 | 1,088,942,652 | - |
| Assets Held Directly: | 45,560,622 | 45,560,622 | - | - |
| US Equity | 45,544,869 | 45,544,869 | - | - |
| International Equity | 15,753 | 15,753 | - | - |
| Held through Units of Mutual & Pooled Funds: | 1,135,518,737 | 46,576,085 | 1,088,942,652 | - |
| US Equity | 1,118,668,206 | 29,725,554 | 1,088,942,652 | - |
| International Equity | 13,809,251 | 13,809,251 | - | - |
| World Equity | 3,041,280 | 3,041,280 | - | - |
| **Multi-Asset Class** | 329,040,222 | - | 329,040,222 | - |
| **Total** | $ 2,213,067,912 | $ 96,904,919 | $ 2,116,162,993 | $ - |

The following table sets forth by level within the fair value hierarchy a summary of the Trust's investments measured at fair value on a recurring basis at December 31, 2008.

| | | Fair Value Measurements at December 31, 2008 | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Common Stock | $ 437,309,374 | $ - | $ 437,309,374 | $ - |
| Cash Equivalents | 45,001,107 | - | 45,001,107 | - |
| Collective Funds | 1,428,335,908 | - | 1,428,335,908 | - |
| SDBA | | | | |
| Other | 3,011,667 | 1,062,914 | 1,948,753 | - |
| Common Stock | 23,367,592 | 23,367,592 | - | - |
| Foreign Stock | 5,270,714 | 5,270,714 | - | - |
| Mutual Fund | 36,817,674 | 36,817,674 | - | - |
| Total | $ 1,979,114,036 | $ 66,518,894 | $ 1,912,595,142 | $ - |

In accordance with ASU 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan's investments with a reported NAV.

| | Fair Value Estimated Using Net Asset Value per Share December 31, 2009 | | | | |
|---|---|---|---|---|---|
| Investment | Fair Value * | Unfunded Commitment | Redemption Frequency | Other Redemption Restrictions | Redemption Notice Period |
| Short-term investment funds (a) | $ 20,660,460 | $ - | Daily | None | Daily |
| Fixed income funds (b) | 649,571,260 | - | Daily | None | Daily |
| Multi-asset class funds (c) | 329,040,222 | - | Daily | None | Daily |
| Equity index funds (d) | 1,088,942,653 | - | Daily | None | Daily |
| Total | $ 2,088,214,595 | $ - | | | |

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) Short-term investment fund strategies seek to invest in high-quality, short-term securities.
(b) Fixed income fund strategies seek to replicate the Barclays Capital Aggregate Bond Index or provide capital preservation and income.
(c) Multi-asset class funds are target date funds that seek to provide a diversified asset allocation consistent with the participants' current stage of life.
(d) Equity index fund strategies seek to replicate the return of an index of a specific financial market, such as the S&P 500 Index or Russell 2000 Index.

8. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009:

| | 2009 |
|---|---|
| Benefits paid to participants per the financial statements | $251,397,887 |
| Add: Benefit payments requested by participants at December 31, 2009 | 906,000 |
| Less: Benefit payments requested by participants at December 31, 2008 | (367,148) |
| Benefits paid to participants per Form 5500 | $251,936,739 |
| Add deemed distributions | |

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

| | 2009 | 2008 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 2,248,306,796 | $ 1,731,080,002 |
| Benefit payments requested by participants | (906,000) | (367,148) |
| Adjustment from contract value to fair value for fully benefit-responsive investments contracts | (5,538,067) | (18,164,167) |
| Net assets available for benefits per Form 5500 | $ 2,240,328,605 | $ 1,711,548,687 |

The following is a reconciliation of investment income per the financial statements at December 31, 2009 to Form 5500:

| | 2009 |
|---|---|
| Total investment income per the financial statements | $287,453,715 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2009 | (5,538,067) |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2008 | 19,164,167 |
| Total investment income per Form 5500 | $300,504,509 |

9. SUBSEQUENT EVENT

As a result of the merger discussed in Note 1, the IIP was renamed the Kimberly-Clark Corporation 401(k) & Retirement Contribution Plan ("401(k) & RCP") effective January 1, 2010. A new plan named the Kimberly-Clark 401(k) & Profit Sharing Plan ("401(k) & PSP") was formed effective January 1, 2010. All non-collectively bargained participants and Conway hourly union participants are eligible for the 401(k) & PSP only. The 401(k) and RCP is for collectively bargained participants (excluding Conway hourly union).

Effective January 1, 2010, the Trustee was changed from US Bank to The Northern Trust Company ("Northern Trust"). The 401(k) & RCP (formerly the IIP) assets were transferred to Northern Trust on January 4, 2010 and were allocated to the 401(k) & RCP or the 401(k) & Profit Sharing Plan as determined by the participants' eligibility.

************

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010

| Identity of Investment Issuer | Description of Investment | Current Value |
|---|---|---|
| US Bank[1] | Participant Notes Receivable<br>rate of interest (3.25% - 9.5%)<br>maturity dates (January 2010 - January 2020) | $ 18,910,882 |

[1] Sponsor and/or issuer known to be a party-in-interest to the Plan.

EXHIBIT 99.2

# KIMBERLY-CLARK CORPORATION
# RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2009 and 2008,
and for the Years Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

## TABLE OF CONTENTS



NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, are omitted because of the absence of the conditions under which they are required.

**Deloitte.**

**Deloitte & Touche LLP**
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Plan merged into and its assets were transferred to the Kimberly-Clark Corporation Incentive Investment Plan effective December 31, 2009.

Deloitte & Touche LLP

June 24, 2010

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2009 (DATE OF MERGER) and 2008

| Assets | 2009 | 2008 |
|---|---|---|
| Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust | $ - | $ 286,746,924 |
| Net Assets Available for Benefits, at fair value | - | 286,746,924 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | - | 1,666,449 |
| Net Assets Available for Benefits | $ - | $ 288,413,373 |

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEARS ENDED DECEMBER 31, 2009 (DATE OF MERGER) AND 2008

| | 2009 | 2008 |
|---|---|---|
| **Additions to Net Assets Available For Benefits** | | |
| Investment income (loss): | | |
| Net increase (decrease) in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust | $ 56,299,172 | $ (87,207,015) |
| Net Investment Income (Loss) | 56,299,172 | (87,207,015) |
| Contributions: | | |
| Employer contributions | 45,489,911 | 45,713,965 |
| Forfeitures used to reduce employer contributions | (1,537,444) | (1,011,884) |
| Total Contributions | 43,952,467 | 44,702,081 |
| Total Additions | 100,251,639 | (42,504,934) |
| **Deductions from Net Assets Available For Benefits** | | |
| Distributions of employee account balances | 23,058,327 | 17,596,653 |
| Total Deductions | 23,058,327 | 17,596,653 |
| Net increase (decrease) prior to interfund transfers | 77,193,312 | (60,101,587) |
| Interfund transfers: | | |
| Transfer to Kimberly-Clark Corporation Incentive Investment Plan | (365,606,685) | - |
| Net Decrease | (288,413,373) | (60,101,587) |
| **Net Assets Available for Benefits** | | |
| Beginning of Year | 288,413,373 | 348,514,960 |
| End of Year | $ - | $ 288,413,373 |

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Until December 31, 2009, the Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. As of the end of the day on December 31, 2009, the RCP was merged into the IIP to form a single plan. A resolution by Kimberly-Clark Corporation dated April 17, 2009 established the merger effective date to be on December 31, 2009. Prior to the merger the assets of both Plans were commingled in the Trust and separate records were kept for the Plans for the purpose of allocating net income or loss of the investments to the participating Plans based on the account balances of the respective Plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, were paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses were paid by the Trust.

**Use of Estimates** - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

**Investment Valuation and Income Recognition** - All investments were stated at fair value. The fair value of Kimberly-Clark Corporation (the "Corporation" or "K-C") common stock held by the Trust is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account ("SDBA").

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

**New Accounting Standards Adopted** - The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

**Accounting Standards Codification** - The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants ("AICPA), the Emerging Issues Task Force ("EITF") and other related literature. The FASB also issues Accounting Standards Updates ("ASU"). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

**Subsequent Events** - In February 2010, FASB issued ASU 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-9"). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. This change alleviates potential conflicts between Subtopic 855-10 and the Securities and Exchange Commission's requirements. ASU 2010-9 is effective for periods ending after June 15, 2010. The Plan does not expect the adoption of ASU 2010-9 to have a material impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits. See Note 9 for disclosure of subsequent events.

**Updates to Fair Value Measurements and Disclosures** - In 2009, FASB Staff Position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall*. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU 2009-12 on a prospective basis for the year ended December 31, 2009. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

**New Accounting Standards to Be Adopted** - In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* ("ASU 2010-06"), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2 measurements, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a material impact on the financial statements.

**Distributions of Employee Account Balances** - Distributions are recorded when paid.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions. After December 31, 2009, participants should refer to the 401(k) & RCP document (refer to Note 9).

The RCP was formed effective January 1, 1997 and was a defined contribution plan covering eligible salaried and hourly employees of the Corporation and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, the "Employer") hired or rehired on or after January 1, 1997 were eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer (other than Avent, Inc. non-exempt hourly employees) who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Avent - Tucson hourly non-exempt employees began participating in the RCP on March 1, 2002. Avent - Fort Worth hourly non-exempt employees began participating in the RCP on July 1, 2004. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) were also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate could change the eligibility and other provisions of the RCP from time to time.

**Vesting Provisions**

Effective January 1, 2007, eligible employees were fully vested upon completing three years of service. Additionally, regardless of length of service, eligible employees were fully vested if employment ends because of their death.

**Funding**

Until December 31, 2009, the employer made monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

**Investment Elections**

All investment elections were held by the Trustee and participant contributions allocated to a specific fund were commingled with those of other participants and were invested in accordance with the nature of the specific fund. Pending such investment, the Trustee was authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants could elect to have their contributions in any of the fifteen fund options available. The fund options consisted of Kimberly-Clark common stock, two different collective funds offered by Ameriprise which were the Money Market and Stable Income Fund and eleven collective funds offered by BlackRock which include the Russell 1000 Value Fund K, Russell 2000 Index Fund K, Daily U.S. Debt Market Fund K, Daily Equity Index Fund T, Russell 1000 Growth

Fund T, Daily EAFE Equity Index Fund K, and five Target Date funds. The participant could also choose from a broad range of funds and other investments offered through a brokerage account.

**Distributions**

Upon termination of a participant's employment and after three years or more of qualified service, or because of death, the value of the participant's accounts was distributable in either a lump sum or a partial amount. If termination occured other than as noted above, the value of nonvested employer contributions was forfeited and used to reduce subsequent employer contributions to the Trust.

**Voting of Company Stock**

A participant had the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant had the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2009, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is 7,161,425 shares of the Corporation's common stock at a fair value of $456,428,252.

At December 31, 2008, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 8,291,797 shares of the Corporation's common stock at a fair value of $437,309,374.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE RCP

Before the merger of RCP into IIP, the Corporation had the right to terminate the RCP subject to the provisions of ERISA.

5. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a favorable determination letter dated April 24, 2009. The RCP qualified under Section 401(a) of the Internal Revenue Code (the "Code") and the RCP was exempt from income tax under Section 501(a) of the Code.

6. CHANGES IN THE PLAN

During the year ended December 31, 2009, the RCP was amended to (a) provide for recovery of overpayments; (b) provide that earnings should include any military differential paid to the participant by the Employer; (c) allow for the waiver of required minimum distributions for the 2009 plan year; all effective January 1, 2009; (d) provide that if the aggregate value of the accounts of any terminated participant exceeds $5,000, an immediate distribution should not be made without consent of the participant; if the aggregate value of the accounts exceed $1,000 but is not greater than $5,000, an immediate distribution would be made as directed or to a specified eligible retirement plan, and if the form of distribution was not selected, the distribution should be made in cash to an IRA selected by the Committee, effective July 1, 2009; (e) discontinue all contributions to the RCP for future plan years effective December 31, 2009 except those in bargaining agreements (excluding Conway hourly union), and these contributions will be made to a newly formed plan (See Note 9).

During the year ended December 31, 2008, the RCP was amended to (a) provide that in the event a participant does not elect the manner in which his or her retirement contributions are to be invested, the Trustee shall invest the balance and any future RCP contributions in the Money Market Fund automatically to be transferred to the Target Date Funds, effective July 11, 2008 and (b) add $750 processing fee for reviewing and processing of qualified domestic relations orders outsourced and administered by Hewitt Associates, effective July 3, 2008.

7. MASTER TRUST

Until December 31, 2009, the RCP participated in the Trust. The RCP had a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the IIP. At December 31, 2008, the RCP's interest in the net assets of the Trust was approximately 14%.

At December 31, 2009 and 2008, net assets available for benefits of the Trust were as follows:

| | 2009 | 2008 |
|---|---|---|
| Investments at fair value: | | |
| Cash equivalents | $ 45,254,906 | $ 45,001,107 |
| Kimberly-Clark Corporation common stock | 456,428,252 | 437,309,374 |
| Collective funds | 1,611,125,883 | 1,428,335,908 |
| Self-directed brokerage account | 100,258,871 | 68,467,647 |
| Total Investments | 2,213,067,912 | 1,979,114,036 |
| Receivables | 4,262,350 | 5,437,036 |
| Payables | - | (7,763,968) |
| Net assets available for benefits at fair value | 2,217,330,262 | 1,967,787,104 |
| Adjustment from fair value to contract value for benefit-responsive investment contracts | 5,538,067 | 20,830,617 |
| Net assets available for benefits | $ 2,222,868,329 | $ 1,997,617,721 |

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

The Trust's investment income (loss) for the years ended December 31, 2009 and 2008 was as follows:

| | 2009 | 2008 |
|---|---|---|
| Investment Income (Loss): | | |
| Net appreciation (depreciation) in fair value of investments: | | |
| Kimberly-Clark Corporation common stock | $ 80,786,222 | $ (134,206,503) |
| Collective funds - BlackRock | 205,599,952 | (405,386,344) |
| Collective funds - Ameriprise | 10,178,346 | 17,498,208 |
| Self- Directed Brokerage Account | | |
| Bonds | 218,679 | (299,820) |
| Common Stock | 14,815,718 | (28,446,394) |
| Preferred Stock | 914,845 | (590,542) |
| Mutual Funds | 10,783,068 | (26,709,378) |
| Limited Partnerships | 245,832 | (260,325) |
| Participant Notes | - | (20,427) |
| Interest Income | 1,937,973 | 6,404,252 |
| Dividend Income - Other (SDBA) | 1,874,204 | 3,059,657 |
| Dividend Income - Kimberly-Clark Corporation stock | 18,672,767 | 19,601,598 |
| Net investment income (loss) | $ 346,027,606 | $ (549,356,018) |

The following table presents the Trust's fair value of investments as of December 31, 2009 and 2008. Investments that represent five percent or more of the Trust's net assets are separately identified.

| | 2009 | 2008 |
|---|---|---|
| Investments at Fair Value: | | |
| Cash Equivalents | $ 45,254,906 | $ 45,001,107 |
| Investments at fair value as determined by quoted market price: | | |
| K-C common stock | 456,428,252 | 437,309,374 |
| Investments at Fair Value: | | |
| Collective Funds- BlackRock: | | |
| Daily U. S. Debt Market Fund K | 118,963,551 | 109,452,291 |
| Daily Equity Index Fund T | 180,421,442 | 148,096,889 |
| Russell 1000 Growth Fund T | 138,284,440 | 90,285,372 |
| Daily EAFE Equity Index Fund K | 140,090,646 | 106,935,534 |
| Target Date 2025 Fund | 114,787,379 | 80,167,202 |
| Other | 387,970,716 | 286,263,600 |
| Collective Funds – Ameriprise: | | |
| Income Fund Z | 266,342,862 | 305,115,341 |
| U.S. Government Securities Fund Z | 132,046,044 | 161,954,475 |
| Stable Capital Fund Z | 107,449,710 | 126,149,055 |
| Other | 24,769,093 | 13,916,149 |
| Self-Directed Brokerage Account | 100,258,871 | 68,467,647 |
| | 1,711,384,754 | 1,496,803,555 |
| | $ 2,213,067,912 | $ 1,979,114,036 |

ASC 820 *Fair Value Measurements and Disclosures,* established a single authorative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with the update to ASC 820 (originally issued as FSP 157-4), the Plan expanded its disclosures to include the major categorization for debt and equity securities on the basis of the nature and risk of the investments.

The following table sets forth by level within the fair value hierarchy a summary of the Trust's investments measured at fair value on a recurring basis at December 31, 2009.

| | Fair Value Measurements at December 31, 2009 | | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | 1 | 2 | 3 |
| **Cash Equivalents** | $ 45,254,906 | $ - | $ 45,254,906 | $ - |
| **Fixed Income** | 657,693,425 | 4,768,212 | 652,925,213 | - |
| Assets Held Directly: | 2,913,572 | - | 2,913,572 | - |
| US Government & Municipals | 455,175 | - | 455,175 | - |
| US Corporate Debt | 2,458,397 | - | 2,458,397 | - |
| US Securitized | - | - | - | - |
| International Bonds | - | - | - | - |
| Mutual & Pooled Funds: | 654,779,853 | 4,768,212 | 650,011,641 | - |
| US Government & | 1,049,201 | 1,049,201 | - | - |
| US Corporate Debt | 3,195,058 | 2,754,677 | 440,381 | - |
| International Bonds | 312,984 | 312,984 | - | - |
| Multi-Sector | 650,222,610 | 651,350 | 649,571,260 | - |
| **Equity** | 1,181,079,359 | 92,136,707 | 1,088,942,652 | - |
| Assets Held Directly: | 45,560,622 | 45,560,622 | - | - |
| US Equity | 45,544,869 | 45,544,869 | - | - |
| International Equity | 15,753 | 15,753 | - | - |
| Held through Units of Mutual & Pooled Funds: | 1,135,518,737 | 46,576,085 | 1,088,942,652 | - |
| US Equity | 1,118,668,206 | 29,725,554 | 1,088,942,652 | - |
| International Equity | 13,809,251 | 13,809,251 | - | - |
| World Equity | 3,041,280 | 3,041,280 | - | - |
| **Multi-Asset Class** | 329,040,222 | - | 329,040,222 | - |
| **Total** | $ 2,213,067,912 | $ 96,904,919 | $ 2,116,162,993 | $ - |

The following table sets forth by level within the fair value hierarchy a summary of the Trust's investments measured at fair value on a recurring basis at December 31, 2008.

| | Total | Fair Value Measurements at December 31, 2008 | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Common Stock | $ 437,309,374 | $ - | $ 437,309,374 | $ - |
| Cash Equivalents | 45,001,107 | - | 45,001,107 | - |
| Collective Funds | 1,428,335,908 | - | 1,428,335,908 | - |
| SDBA | | | | |
| Other | 3,011,667 | 1,062,914 | 1,948,753 | - |
| Common Stock | 23,367,592 | 23,367,592 | - | - |
| Foreign Stock | 5,270,714 | 5,270,714 | - | - |
| Mutual Fund | 36,817,674 | 36,817,674 | - | - |
| Total | $ 1,979,114,036 | $ 66,518,894 | $ 1,912,595,142 | $ - |

In accordance with ASU 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan's investments with a reported NAV.

| Investment | Fair Value Estimated Using Net Asset Value per Share December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Fair Value * | Unfunded Commitment | Redemption Frequency | Other Redemption Restrictions | Redemption Notice Period |
| Short-term investment funds (a) | $ 20,660,460 | $ - | Daily | None | Daily |
| Fixed income funds (b) | 649,571,260 | - | Daily | None | Daily |
| Multi-asset class funds (c) | 329,040,222 | - | Daily | None | Daily |
| Equity index funds (d) | 1,088,942,653 | - | Daily | None | Daily |
| Total | $ 2,088,214,595 | $ - | | | |

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) Short-term investment fund strategies seek to invest in high-quality, short-term securities.
Fixed income fund strategies seek to replicate the Barclays Capital Aggregate Bond Index or provide capital preservation and income.
(b) Multi-asset class funds are target date funds that seek to provide a diversified asset allocation consistent with the participants' current stage of life.
(c) Equity index fund strategies seek to replicate the return of an index of a specific financial market, such as the S&P 500 Index or Russell 2000 Index.

8. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

| | 2009 |
|---|---|
| Benefits paid to participants per the financial statements | $ 23,058,327 |
| Less: Benefit payments requested by participants at December 31, 2008 | (68,790) |
| Benefits paid to participants per Form 5500 | $ 22,989,537 |

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

| | 2008 |
|---|---|
| Net assets available for benefits per the financial statements | $ 288,413,373 |
| Benefit payments requested by participants | (68,790) |
| Adjustment from contract value to fair value for fully benefit-responsive investments contracts | (1,666,449) |
| Net assets available for benefits per Form 5500 | $ 286,678,134 |

The following is a reconciliation of investment income per the financial statements at December 31, 2009 to Form 5500:

| | 2009 |
|---|---|
| Total investment income per the financial statements | $ 56,299,172 |
| Adjustment from contract value to fair value for fully benefit-responsive investments contracts for 2008 | 1,666,449 |
| Total investment income per Form 5500 | $ 57,965,621 |

9. SUBSEQUENT EVENT

As a result of the merger discussed in Note 1, the IIP was renamed the Kimberly-Clark Corporation 401(k) & Retirement Contribution Plan ("401(k) & RCP") effective January 1, 2010. A new plan named the Kimberly-Clark 401(k) & Profit Sharing Plan ("401(k) & PSP") was formed effective January 1, 2010. All non-collectively bargained participants and Conway hourly union participants are eligible for the 401(k) & PSP only. The 401(k) and RCP is for collectively bargained participants (excluding Conway hourly union).

Effective January 1, 2010, the Trustee was changed from US Bank to The Northern Trust Company ("Northern Trust"). The 401(k) & RCP (formerly the IIP) assets were transferred to Northern Trust on January 4, 2010 and were allocated to the 401(k) & RCP or the 401(k) & Profit Sharing Plan as determined by the participants' eligibility.

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